Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For six months ended July 4, 2015 and for the fiscal years ended January 3, 2015, December 28, 2013,

December 29, 2012, December 31, 2011 and January 1, 2011

(Millions of Dollars)

	Six Months Ended July 4, 2015	Fiscal Year
		2014	2013	2012	2011	2010
Earnings from continuing operations before income taxes and non-controlling interest	$535.3	$1,084.8	$587.6	$533.1	$666.1	$169.4
Add:
Interest expense	90.6	177.2	160.1	144.0	140.4	109.8
Portion of rents representative of interest factor	6.0	13.6	14.6	14.4	14.6	17.4
Distributed income of equity investees	—	—	—	—	2.8	3.5

Income as adjusted	$631.9	$1,275.6	$762.3	$691.5	$823.9	$300.1
Fixed charges:
Interest expense	$90.6	$177.2	$160.1	$144.0	$140.4	$109.8
Portion of rents representative of interest factor	6.0	13.6	14.6	14.4	14.6	17.4

Fixed charges	$96.6	$190.8	$174.7	$158.4	$155.0	$127.2

Ratio of earnings to fixed charges	6.5	6.7	4.4	4.4	5.3	2.4